

October 9, 2012

Via E-mail
Mr. Gregory P. Sargen
Executive Vice President and Chief Financial Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

      Re: Cambrex Corporation
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 7, 2012
               File No. 001-10638

Dear Mr. Sargen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Joel Parker

                         Joel Parker
                         Accounting Branch Chief